

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Elon R. Musk
Trustee
Elon Musk Revocable Trust
2110 Ranch Road 620 S. #341886
Austin, TX 78734

> **Re: Twitter, Inc.**
> **Schedule 13D filed by Elon R. Musk**
> **Filed April 5, 2022, as amended through May 25, 2022**
> **File No. 005-87919**

Dear Mr. Musk:

We issued comments to your legal counsel, copied below, on the above captioned filing by telephone on May 18, 2022. As of the date of this letter, we have not received a response. These comments remain outstanding and unresolved. Accordingly, we are re-issuing our comments below. We expect you to provide a complete, substantive response to these comments in a written letter filed on EDGAR. After reviewing your response to these comments, we may have additional comments.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Schedule 13D, as amended through May 25, 2022

Item 4 | Purpose of Transaction, page 3

1. We note that on May 17, 2022, Elon R. Musk referred to the pending acquisition of Twitter, Inc. and publicly stated via his Twitter feed that "[t]his deal cannot move forward". The term "cannot" suggests that Mr. Musk and his affiliates are exercising a legal right under the terms of the merger agreement to suspend completion of the acquisition of Twitter or otherwise do not intend to complete the acquisition. Yet, we note that the Schedule 13D has not been amended to reflect the apparent material change that has occurred to the facts previously reported under Item 4 of Schedule 13D. Provide us with a written analysis in support of any conclusion that an amendment is not required.

Include in this analysis a clear statement as to Mr. Musk's current plans or proposals with respect to the acquisition of Twitter. If a material change has occurred, then promptly amend the Schedule 13D. If any other material changes to the facts reported in your Schedule 13D occur in the future, you are reminded to promptly amend the Schedule 13D in accordance with Rule 13d-2(a) of Regulation 13D-G.

<u>General</u>

2.   We note that the communication made by Mr. Musk via his Twitter feed on May 17, 2022 was filed as soliciting material under the EDGAR header tag DFAN14A. Although the disclosure on the cover page of Schedule 14A indicates the solicitation was made in reliance upon Rule 14a-12, the communication itself (i.e., the Tweet) did not include the legend required by Rule 14a-12(a)(1)(ii) and referenced by the Division of Corporation Finance in Securities Act Rule CDI 164.02. Please advise us in a written response why Rule 14a-12 was identified as a basis on which to make the solicitation despite the omission of the required legend. To the extent that future solicitations are made in writing and in reliance upon Rule 14a-12, you are reminded that all such written communications also should contain the required legend.

Please be advised that you remain responsible for the accuracy and adequacy of the disclosures in your beneficial ownership statements irrespective of our review of any of your filings.

You may contact Ted Yu, Chief, Office of Mergers and Acquisitions, at (202) 551-7266, or Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3266 with any questions regarding our comments.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Mike Ringler